Exhibit (a)(5)(G)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made only by the Offer to Purchase, dated July 11, 2012,

and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the

Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser (as defined below) by

Morgan Stanley & Co. LLC (the “Dealer Manager”) or one or

more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase for Cash

All the Outstanding Shares of Common Stock

of

LINCARE HOLDINGS INC.

at

$41.50 Net Per Share

by

LINDE US INC.,

a Wholly Owned Indirect Subsidiary

of

LINDE AG

Linde US Inc., a Delaware corporation (“Purchaser”) and a wholly owned indirect subsidiary of Linde AG, a stock corporation organized under the laws of Germany (“Parent”), is making an offer to purchase all the issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Lincare Holdings Inc., a Delaware corporation (the “Company”), at a price of $41.50 per Share, subject to any required withholding of taxes, net to the seller in cash and without any interest thereon (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 11, 2012 (the “Offer to Purchase”), and in the related Letter of Transmittal (such offer, together with any amendments or supplements thereto, collectively constitute the “Offer”).

THE OFFER WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON TUESDAY, AUGUST 7, 2012 (WHICH IS THE END OF THE DAY ON AUGUST 7, 2012), UNLESS THE OFFER IS EXTENDED. PREVIOUSLY TENDERED SHARES MAY BE WITHDRAWN AT ANY TIME UNTIL THE OFFER HAS EXPIRED AND, UNLESS PREVIOUSLY ACCEPTED FOR PAYMENT BY PURCHASER PURSUANT TO THE OFFER, MAY ALSO BE WITHDRAWN AT ANY TIME AFTER SEPTEMBER 8, 2012.

The Offer is being made pursuant to the Agreement and Plan of Merger dated as of July 1, 2012 (the “Merger Agreement”), among Parent, Purchaser and the Company. The Offer is conditioned upon, among other things, (i) the satisfaction of the Minimum Condition (as defined below) and (ii) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”).

The term “Minimum Condition” is defined in Section 15 — “Certain Conditions of the Offer” of the Offer to Purchase and generally requires that, at the expiration of the Offer, the number of Shares validly tendered in accordance with the terms of the Offer and not withdrawn, taken together with Shares (if any) then owned by Parent or any of its subsidiaries, represents more than 50% of the Shares then outstanding determined on a fully diluted basis (on a “fully diluted basis” meaning the number of Shares then issued and outstanding plus all Shares which the Company may be required to issue as of such date pursuant to options, warrants, convertible securities or similar obligations then outstanding, other than the Company’s 2.75% Convertible Senior Debentures Due 2037-Series A and the Company’s 2.75% Convertible Senior Debentures Due 2037-Series B).

The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to certain conditions, Purchaser will be merged (the “Merger”) with and into the Company, with the Company continuing as the surviving corporation as a wholly owned indirect subsidiary of Parent. Pursuant to the Merger Agreement, at the effective time of the Merger

(the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time will be converted into the right to receive $41.50 in cash, subject to any required withholding of taxes and without any interest thereon, except for (i) Shares owned by Parent or Purchaser or Shares owned by the Company as treasury stock, which will be cancelled and will cease to exist, (ii) Shares owned by a subsidiary of the Company or a subsidiary of Parent (other than Purchaser), which will be converted into and become shares of common stock of the surviving corporation and (iii) Shares owned by the Company’s stockholders who properly demand appraisal of their Shares pursuant to the General Corporation Law of the State of Delaware.

The Board of Directors of the Company, at a meeting duly called and held, has duly and unanimously (i) approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the making of the Offer and the Merger, upon the terms and subject to the conditions provided for in the Merger Agreement, (ii) determined that each of this Agreement, the Merger and the Offer is advisable, fair to and in the best interests of the Company and the stockholders of the Company and (iii) resolved to recommend that the stockholders of the Company accept the Offer, tender their Shares pursuant to the Offer and, if required by applicable law, vote in favor of the adoption of the Merger Agreement.

For purposes of the Offer (including during any Subsequent Offering Period (as defined below)), Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not withdrawn as, if and when Purchaser gives oral or written notice to Computershare Trust Company, N.A. (the “Depositary”) of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of the following: (i) if the Shares being tendered are certificated, (a) the Letter of Transmittal, properly completed and duly executed, (b) share certificates evidencing such Shares, in proper form for transfer, and (c) any other documents required by the Letter of Transmittal, (ii) if the Shares being tendered are uncertificated, (a) the Letter of Transmittal, properly completed and duly executed, and (b) any other documents required by the Letter of Transmittal and (iii) if the Shares are being tendered by book-entry transfer, (a) a Book-Entry Confirmation (as defined in Section 2 — “Acceptance for Payment and Payment for Shares” of the Offer to Purchase), (b) the Letter of Transmittal, properly completed and duly executed, or an Agent’s Message (as defined in Section 2 — “Acceptance for Payment and Payment for Shares” of the Offer to Purchase) and (c) any other documents required by the Letter of Transmittal.

The Offer will expire at 12:00 midnight, New York City time, on Tuesday, August 7, 2012 (which is the end of the day on August 7, 2012), unless Purchaser, in accordance with the Merger Agreement, extends the period during which the Offer is open, in which event the expiration date of the Offer is the latest date at which the Offer, as so extended, expires (such date, including any such extensions, the “Expiration Date”).

The Merger Agreement provides for the following extensions of the Offer, so long as neither the Company nor Parent terminates the Merger Agreement in accordance with its terms. Purchaser may, without the Company’s consent, extend the Offer for a period not to exceed five business days if at any then scheduled expiration date of the Offer, the Minimum Condition is not satisfied. Purchaser must extend the Offer, at the request of the Company, up to an aggregate of two times for a period of ten business days each (unless otherwise agreed to in writing by the Company and Parent) if at the then scheduled expiration date of the Offer the Minimum Condition is not satisfied. Purchaser must extend the Offer for a period not to exceed five business days (or such longer period as the Company and Purchaser may agree in writing), if at any then scheduled expiration date of the Offer any of the Offer Conditions (other than the Minimum Condition) is not satisfied or, to the extent permitted by the Merger Agreement, waived. Purchaser will not, however, be required to extend the Offer beyond October 1, 2012 (the “Outside Date”). Purchaser must extend the Offer for any period required by any rule, regulation or interpretation of the Securities and Exchange Commission (the “SEC”) or the staff thereof or the Nasdaq Stock Market that is applicable to the Offer.

The Merger Agreement further provides that if the number of Shares validly tendered and not withdrawn pursuant to the Offer, when taken together with Shares, if any, then owned by Parent and its subsidiaries, constitutes less than 90% of the outstanding Shares, Purchaser may, without the consent of the Company (but in consultation with the Company), provide for a subsequent offering period (a “Subsequent Offering Period”) in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”).

Any extension of the Offer will be followed by a public announcement no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the rights of a tendering stockholder to withdraw such stockholder’s Shares except during any Subsequent Offering Period.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless previously accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after September 8, 2012. If the initial offering period has expired and Purchaser provides for a Subsequent Offering Period, Shares tendered during a Subsequent Offering Period may not be withdrawn. For a withdrawal to be effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If share certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such share certificates, the serial numbers shown on such share certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at The Depository Trust Company to be credited with the withdrawn Shares. All questions as to validity, form, eligibility (including time of receipt) and acceptance for payment of any tendered Shares will be determined by Purchaser, in its sole discretion, which determination will be final and binding upon the tendering party.

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. Stockholders should consult with their tax advisors to determine the particular tax consequences to them of the Offer and the Merger (including the application and effect of any state, local or foreign income and other tax laws). For a more complete description of material United States federal income tax consequences of the Offer and the Merger, see Section 5 — “Material United States Federal Income Tax Consequences” of the Offer to Purchase.

The information required to be disclosed by Paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference. The Company has provided Purchaser with the Company’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and other nominees whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

Questions or requests for assistance or additional copies of the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth below. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (Call Collect)

or

Call Toll-Free (800) 322-2885

Email: tenderoffer@mackenziepartners.com

The Dealer Manager for the Offer is:

Morgan Stanley & Co. LLC

1585 Broadway

New York, NY 10036

(855) 383-2921 (U.S. Toll Free)

July 11, 2012